SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2010

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp – Minutes of the 185th Board of Directors’ Meeting” dated on December 14, 2010.

(São Paulo – Brazil; December 21, 2010) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP) hereby informs the Minutes of the 185th Board of Directors’ meeting held on December 14, 2010:

1. DATE, TIME AND VENUE: December 14, 2010, at 11:00 (São Paulo time), at the Company’s headquarters located at Rua Martiniano de Carvalho #851, São Paulo - SP.

2. ATTENDEES: Board members mentioned at the end, verifying the quorum according to the Company’s Bylaws.

2. DELIBERATIONS:

2.1 Interest on Own Capital: The Board of Directors approved the Board’s proposal of interest on own capital’s credit to shareholders on the following conditions: (i) credit of interest on own capital in the amount of R$202,000,000.00 (two hundred and two million reais), that represents a net amount, after withholding tax, of R$171,700,000.00 (one hundred and seventy one million, seven hundred thousand reais), which will be charged to the mandatory minimum dividend ad referendum of the General Shareholders’ Meeting;(ii) The accounting of interest on own capital will be held on December 30, 2010; (iii) The payment of this interest on own capital will be carried out starting until the end of fiscal year of 2011, in a specific date to be determined by the Company’s Board; (iv) The interest on own capital must be credited on individual basis for each shareholder, obeying the equity position registered as so in the Telesp´s registry book by the end of December 30, 2010. After this date, the Company’s shares will be considered as “ex-Interest on Own Capital”.

(aa) Antonio Carlos Valente da Silva - Chairman of the Board; Fernando Xavier Ferreira; Francisco Javier de Paz; Guillermo José Fernández Vidal; Iñaki Urdangarin; José Fernando de Almansa Moreno-Barreda; Luciano Carvalho Ventura; Luis Javier Bastida Ibarguen; Luis Miguel Gilperez Lopez; Luiz Fernando Furlan; Miguel Angel Gutierrez Méndez e Narcis Serra Serra. Board members represented by Antonio Carlos Valente da Silva, through vote delegation: José Maria Alvarez Pallete López - Vice-President of the Board; Fernando Abril-Martorell Hernandez and José Manuel Fernandez Norniella; Also subscribes the document the Board Secretary, Gustavo Fleichman.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 21, 2010	By:	/s/ Norair Ferreira do Carmo
			Name:	Norair Ferreira do Carmo
			Title:	Investor Relations Director